FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of January 2016 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On January 15, 2016, the registrant announced TowerJazz to Take Part in the Drexel Management Call Series on Tuesday January 19, 2016. Attached please find the press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: January 15, 2016	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz to Take Part in the Drexel Management Call Series
on Tuesday January 19, 2016

MIGDAL HAEMEK, Israel – January 15, 2016– TowerJazz (NASDAQ: TSEM), the global specialty foundry leader, today announced that its Chief Executive Officer, Russell Ellwanger, CFO, Oren Shirazi and Head of Investor and Public Relations, Noit Levi, will be attending and taking part in the Drexel Hamilton quarterly management call series. In addition to the Drexel analyst’s questions, there will be an opportunity for investors to ask management questions directly.

The call will take place at 10:00 am EST on Tuesday, January 19.

To participate please dial: 1 719 325 2630; with conference key 401593.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor, Inc. and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RF CMOS, CMOS Image Sensor, integrated Power Management (BCD & 700V), and MEMS capabilities. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm & 200mm), one in the U.S. (200mm), and four in Japan (200mm & 300mm). Three of the Japan fabs are available through TowerJazz Panasonic Semiconductor Company (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz offers leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies. For more information, please visit: www.towerjazz.com.

Contact:

Tower Semiconductor Noit Levi, +972 4 604 7066 Noit.levi@towerjazz.com	GK Investor Relations Kenny Green, (646) 201 9246 towerjazz@gkir.com